KH 9/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-44622

RECEIVED
AUG 08 2011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 there under

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Payden & Rygel Distributors

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 South Grand Avenue, 32nd Floor
(No. and Street)

Los Angeles (City) California (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradley Hersh 213-625-1900
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

725 South Figueroa Street (Address) **Los Angeles** (City) **CA** (State) **90017** (Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11022763

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 9/9

OATH OR AFFIRMATION

I, Bradley Hersh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Payden & Rygel Distributors, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer
Title

attached
Notary Public

This report** contains (check all applicable boxes):

- ( ) (a) Facing page.
- ( ) (b) Statement of Financial Condition.
- ( ) (c) Statement of Income (Loss).
- ( ) (d) Statement of Changes in Financial Condition.
- ( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ( ) (g) Computation of Net Capital.
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (x) (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ( ) (l) An Oath or Affirmation.
- ( ) (m) A copy of the SIPC Supplemental Report.
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California)
) ss.
County of Los Angeles)

On August 2, 2011, before me, Kathlene Dietz, Notary Public, personally appeared

Bradley Hersh,

who proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

KATHLENE DIETZ
Commission # 1929810
Notary Public - California
Los Angeles County
My Comm. Expires Apr 18, 2015

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Kathlene Dietz

Signature of Notary Public

Description of Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5, Part III

Document Date: August 2, 2011 Number of Pages: 2

Signer(s) Other Than Named Above: None

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Statements Regarding Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010

1. Computation of Reserve Requirements Pursuant to Rule 15c3-3:

   The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(1).

2. Information Relating to Possession or Control Requirements Under Rule 15c3-3:

   The Company is exempt from Rule 15c3-3 as it relates to Possession and Control Requirements under the (k)(1) exemptive provision.

See accompanying report of independent registered public accounting firm.

August 2, 2011

RECEIVED
SEC MAIL PROCESSING SECTION
AUG 08 2011
WASH, D.C.
211

Ms. Colleen Diles
FINRA
300 South Grand Ave, 16th Floor
Los Angeles, CA 90071-3126

RE: Letter dated July 20, 2011

This letter is in response to your letter dated July 20, 2011 regarding an inaccurate statement on page 10-Statement Regarding Rule 15c3-3 of our audited financial statements. Accompanying this letter is the revised page 10 that you requested in compliance with FINRA Rule 8210. The page has been updated to reflect our correct exemption (k)(1) under Rule 15c3-3.

Also accompanying this letter is the Securities and Exchange Commission Form X-17A-5 Part III Facing Page referencing the filing of Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

If I can be of further assistance please contact me at the details below.

Sincerely,

Bradley Hersh
Chief Financial Officer

Cc: SEC, Washington D.C.
SEC, Los Angeles CA

BFH:vtc